UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Finjan Holdings, Inc.

(Name of Subject Company)

CFIP Goldfish Merger Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

CFIP Goldfish Holdings LLC

(Parent of Offeror)

Fortress Operating Entity I LP
FIG Corp.
Fortress Investment Group LLC

(Other Person)

(Names of Filing Persons (identifying status as Offeror or Issuer))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

31788H303

(CUSIP Number of Class of Securities)

CFIP Goldfish Merger Sub Inc.

c/o Fortress Investment Group LLC

Attention: David N. Brooks

Secretary, Vice President and General Counsel

1345 6th Avenue, 46th Floor

New York, New York 10105

(212) 798-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asi Kirmayer

Sidley Austin LLP

787 Seventh Avenue
New York, New York 10019

(212) 839-5404

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$43,882,114	$5,695.90

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 27,832,485 issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Finjan Holdings, Inc. (“Finjan”) multiplied by the offer price of $1.55 per Share, (2) 424,576 Shares subject to issuance pursuant to granted and outstanding restricted stock units (inclusive of Shares that are subject to vesting) under Finjan’s 2014 Incentive Compensation Plan multiplied by the offer price of $1.55 per Share and (3) 248,055 Shares subject to issuance pursuant to granted and outstanding stock options with an exercise price less than $1.55 (inclusive of Shares that are subject to vesting) under Finjan’s 2013 Global Share Option Plan and Israeli Sub-Plan (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $1.55 minus a weighted average exercise price of $1.2127). The foregoing figures have been provided by Finjan and are as of June 23, 2020, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 22, 2019, by multiplying the transaction value by 0.0001298.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,695.90	Filing Party: CFIP Goldfish Merger Sub Inc.
Form or Registration No.: Schedule TO-T	Date Filed: June 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on June 24, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) CFIP Goldfish Merger Sub Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of CFIP Goldfish Holdings LLC, a Delaware limited liability company (“Parent”), (ii) Parent, and (iii) Fortress Operating Entity I LP (“FOE I”), a Delaware limited partnership, FIG Corp., a Delaware corporation (“FOE GP”) and Fortress Investment Group LLC, a Delaware limited liability company (“FIG” and, together with FOE I and FOE GP, “Fortress”). Offeror is a wholly-owned subsidiary of Parent, and Parent and Offeror are affiliates of Fortress. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $1.55 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger, dated as of June 10, 2020, by and among Finjan, Parent and Offeror, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Schedule TO, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

“At 12:00 midnight, Eastern time, at the end of July 22, 2020 (one minute after 11:59 p.m., Eastern time, on July 22, 2020), the Offer and withdrawal rights expired as scheduled and was not extended. The Depositary and Paying Agent has advised Parent and Offeror that, as of the expiration time, a total of 21,295,218 Shares (excluding Shares tendered pursuant to Notice of Guaranteed Delivery) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.5% of the then-outstanding Shares. In addition, the Depositary and Paying Agent has advised Parent and Offeror that, as of the expiration time, a total of 55,605 Shares were tendered by Notice of Guaranteed Delivery, representing approximately 0.2% of the then-outstanding Shares.

The number of Shares tendered (excluding Shares tendered pursuant to Notice of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition. All conditions to the Offer have been satisfied or waived, and Offeror accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer, the Offeror acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, and in accordance with Section 251(h) of the DGCL, the Offeror expects to be merged with and into Finjan without a vote of Finjan’s stockholders. In connection with the Merger, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held by Finjan (or held in Finjan’s treasury) or its subsidiaries, Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or Offeror or any person that directly or indirectly owns all of the equity interests in Parent or Offeror or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) will be converted automatically into, and thereafter represents only the right to receive, the Merger Consideration, which is a cash amount per Share equal to the Offer Price, without interest and less any withholding of taxes required by applicable law. As a result of the Merger, Finjan will become a wholly owned subsidiary of Parent.

The full text of the July 23, 2020 press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(B).”

Item 12.	Exhibits.

(a)(5)(B)	Press Release issued by affiliates of Fortress on July 23, 2020.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020

CFIP GOLDFISH MERGER SUB INC.

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

CFIP GOLDFISH HOLDINGS LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as general partner

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG CORP.

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 24, 2020.
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 24, 2020.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by Finjan on June 10, 2020, originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed on behalf of Parent, Offeror and Fortress with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(a)(5)(B)	Press Release issued by affiliates of Fortress on July 23, 2020.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of June 10, 2020, by and among Parent, Offeror and Finjan, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Finjan with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(d)(2)	Mutual Nondisclosure Agreement, dated as of September 22, 2018 between Parent and Fortress Investment Group LLC.
(d)(3)	Equity Commitment Letter, dated as of June 10, 2020, by and among Parent, Fortress Credit Opportunities Fund V (A) L.P. and Fortress Intellectual Property Fund I (A) LP.
(d)(4)	Form of Support Agreement, dated as of June 10, 2020, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Finjan with the Securities and Exchange Commission on June 10, 2020, which is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.